UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Genie Energy Ltd.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

372284208

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,257,335
	8	SHARED VOTING POWER 1,989,332
	9	SOLE DISPOSITIVE POWER 1,257,335
	10	SHARED DISPOSITIVE POWER 1,989,332

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,246,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 3 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2011, as previously amended by Amendment No. 1 thereto filed with the Commission on October 11, 2012, and Amendment No. 2 thereto filed with the Commission on February 27, 2023. Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 3 amends Items 4 and 5 as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On March 15, 2023, the HSJ 2020 Genie Annuity Trust transferred 99,320 shares of Class B Common Stock to Mr. Jonas’ direct holdings. Also on March 15, 2023, the HSJ 2020 IDT Annuity Trust transferred 1,000,156 shares of Class B Common Stock to the HSJ 2019 Remainder Trust.

On May 5, 2023, the Company issued to Mr. Jonas 256,818 shares of Class B Common Stock pursuant to the exercise of an option, at a purchase price of $4.34 per share, of which 72,659 shares were withheld by the Company to pay the exercise price and 85,450 shares were withheld by the Company to pay the tax withholding obligation that arose upon the exercise of the option, resulting in a net issuance to Mr. Jonas of 98,709 shares of Class B Common Stock.

On May 11, 2023, the Company issued to Mr. Jonas 110,000 restricted shares of Class B Common Stock pursuant to the vesting of deferred stock units (“DSUs”) granted to Mr. Jonas on February 11, 2022. The restricted shares granted shall vest ratably on each of February 10, 2024, February 10, 2025 and February 10, 2026.

On June 6, 2023, the Company issued to Mr. Jonas 1,048,218 shares of Class B Common Stock pursuant to the exercise of a warrant, at a purchase price of $4.77 per share.

On July 11, 2023, Mr. Jonas transferred 389,093 shares of Class B Common Stock from his direct holdings to certain trusts for the benefit of eight of his children in repayment of cash loans made, on May 26, 2023, by such trusts to Mr. Jonas. Mr. Jonas disclaims beneficial ownership to such shares.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by deleting them in their entirety and substituting the following therefor:

(a) As of the date of this Amendment, Howard S. Jonas beneficially owns an aggregate of 3,246,667 shares of Class B Common Stock consisting of the following: (i) 857,154 shares of Class B Common Stock held by Howard S. Jonas directly; (ii) 19,116 vested restricted shares of Class B Common Stock held by Howard S. Jonas directly, (iii) 253,333 unvested restricted shares of Class B Common Stock held by Howard S. Jonas directly, (iv) 628,640 shares of Class B Common Stock held by HSJ 2022 Annuity Trust I, (v) 1,085,645 shares of Class B Common Stock held by HSJ 2019 Remainder Trust, (vi) 1,556 shares of the Company’s Class B Common Stock beneficially owned by a custodial account for the benefit of a child of Mr. Howard S. Jonas (of which Howard S. Jonas serves as the custodian), (vii) 275,047 shares of Class B Common Stock owned by The Jonas Foundation, (viii) and an option to purchase 126,176 shares of the Company’s Class B Common Stock held by Mr. Howard S. Jonas directly, which is currently fully exercisable.

Mr. Jonas’ beneficial ownership represents approximately 12.5% of the issued and outstanding shares of Class B Common Stock and 4.4% of the combined voting power of the Company’s outstanding capital stock (assuming the exercise of the option and warrants to purchase shares of Class B Common Stock held by Mr. Jonas), based on 1,574,326 shares of Class A Common Stock and 25,885,220 shares of Class B Common Stock (excluding 2,878,646 treasury shares), issued and outstanding as of June 30, 2023.

(b) This filing relates to shares that are owned directly by the Reporting Person, shares that are beneficially owned by the Reporting Person and shares that are owned by trusts and other entities that are for the benefit of children of the Reporting Person or where the Reporting Person and such children hold the pecuniary interests in the shares. In certain instances, the Reporting Person may be in a position to influence voting or dispositive decisions notwithstanding his having no legal or formal voting or dispositive control over the shares.

This filing identifies the Reporting Person as having joint control, including the power to cast or to direct the casting of one-tenth of a vote per share, as well as to dispose or to direct the disposition of such shares, over the following shares: (i) 628,640 shares of Class B Common Stock held by HSJ 2022 Annuity Trust I, of which David Polinsky serves as trustee; (ii) 1,085,645 shares of Class B Common Stock held by HSJ 2019 Remainder Trust, of which Peak Trust Company-NV serves as trustee; and (iii) 275,047 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2023

/s/ Joyce J. Mason
Joyce J. Mason
Attorney in fact

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